EXHIBIT 3.3

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

        PLX Technology, Inc., a corporation organized and existing under the laws of the State of Delaware, (the "Corporation") hereby certifies as follows:

        FIRST: That, on March 16, 2004, the Board of Directors adopted a resolution proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:

          RESOLVED, that the first paragraph of Article IV of the Corporation's Amended and Restated Certificate of Incorporation shall be amended, subject to stockholder approval, to read in its entirety as follows:

            "The Corporation is authorized to issue two classes of shares designated, respectively, "Common Stock' and "Preferred Stock.' The total number of shares of all classes of stock which the Corporation has authority to issue is 55,000,000 consisting of 50,000,000 shares of Common Stock, with a par value of $0.001 and 5,000,000 shares of Preferred Stock, with a par value of $0.001."

        SECOND: That the stockholders of the Corporation have approved at the Annual Meeting of Stockholders held on May 24, 2004 said amendment in accordance with the provisions of Section 222 of the General Corporation Law of the State of Delaware.

        THIRD: That the aforesaid amendment was duly adopted in accordance with applicable provisions of Sections 242 and 222 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, PLX Technology, Inc. has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer and attested to by its Secretary this 24th day of May, 2004.

PLX TECHNOLOGY, INC.
	By	/s/ MICHAEL J. SALAMEH Michael J. Salameh Chief Executive Officer
ATTEST:
/s/ RAFAEL TORRES Rafael Torres Secretary